Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of SiRF Technology Holdings, Inc for the registration of 5,992,159 shares of its common stock and to the incorporation by reference therein of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedule of SiRF Technology Holdings, Inc., SiRF Technology Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SiRF Technology Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, CA

August 3, 2007